Richard M. Cutshall
Tel 312.476.5121
Fax 312.899.0449
cutshallr@gtlaw.com

November 20, 2015

VIA EDGAR TRANSMISSION

Chad Eskildsen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street N.E.
Washington, D.C. 20549

Re:	IronBridge Funds, Inc. – Investment Company Act of 1940 (“1940 Act”) File No. 811-22397

Dear Mr. Eskildsen:

On behalf of IronBridge Funds, Inc. (the “Registrant”), and each series of the Registrant (collectively, the “Funds” and each a “Fund”), this letter provides the Registrant’s responses to your comments related to the Registrant’s Annual Report to Shareholders for the period ended June 30, 2015 (the “Annual Report”) that you conveyed to me by email on October 22, 2015.  Below I have copied and pasted your comments (in bold) and have provided the Registrant’s response to each comment:

1.
Comment.  Form NSAR filed on 8/28/15 – The NSAR contains an exhibit with the accountant’s opinion on the financial statements instead of the accountant’s report on internal controls.  Please file an amended NSAR with the proper report.

Response.  The accountant’s report on internal controls, dated August 26, 2015, was filed as an exhibit (numbered EX-99.77B) to an amendment to the Registrant’s August 28, 2015 NSAR-B filing made on October 23, 2015, SEC Accession No. 0001325358-15-000989.

2.
Comment.  Fidelity Bond Filing – The Trust’s fidelity bond expired on 9/1/15 and a Form 40-17G has not been filed as of 10/22/15 with the new bond.  Please confirm the Trust has fidelity bond coverage and file Form 40-17G ASAP.

Response.  I am confirming that the Registrant has fidelity bond coverage, and pursuant to the terms of the Registrant’s Bond No. 83 FI 0265216-15, the current bond period is from 12:01 a.m. on September 1, 2015 to 12:01 a.m. on September

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Mr. Chad Eskildsen, U.S. Securities and Exchange Commission
November 20, 2015

_____________________

1, 2016.  The Registrant filed a Form 40-17G (which contained a copy of the Registrant’s current fidelity bond) on October 27, 2015, SEC Accession No. 0000894189-15-005462.

3.
Comment.  6/30/15 Annual Report - Page 19 – SMID Schedule of Investments – Portfolio Diversification – The fund had 25.6% of its assets invested in the financial sector at June 30, 2014.  Please explain why this significant sector investment is not discussed in the fund’s principal investment risk and principal investment strategy section of the prospectus.

Response.  Notwithstanding the percentage of the SMID Cap Fund’s assets that were invested in the financial services sector, the Registrant has historically reviewed the concentration in that sector based upon the different industries of which the sector is comprised, given that such industries behave differently in different economic and market environments.  Although the Registrant still believes that this approach provides an accurate measure of the SMID Cap Fund’s exposure to the financial services sector and its components, in connection with its annual registration statement update last month and in light of your comment, the Registrant addressed the prospect of significant investments in this sector in the principal investment strategies and principal risks sections of its statutory prospectus, and further elaborated on the associated risks in the Registrant’s SAI, as filed with the SEC on October 28, 2015 (SEC Accession No. 0000894189-15-005506).  The Registrant also addressed this prospect in updates to the principal investment strategies and principal investment risks portions of the SMID Cap Fund’s summary prospectus that was filed on October 28, 2015 (SEC Accession No. 0000894189-15-005510).  Finally, although it did not exceed 25% of its assets, based on its portfolio’s weighting in the financial services sector, similar strategy and risk disclosures have been added to the Small Cap Fund’s disclosures in the statutory prospectus and SAI referenced above and in that Fund’s summary prospectus filed on October 28, 2015 (SEC Accession No. 0000894189-15-005509).

We believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding the Registrant, the Annual Report and/or any other matters related hereto.

In connection with this response, we note the following on behalf of the Registrant:  (1) the Registrant is responsible for the accuracy and adequacy of its disclosures in its Annual Report and other filings; (2) staff comments or changes to disclosures in response to staff comments to the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the Registrant’s filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, the Registrant is aware that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Investment Management in

GREENBERG TRAURIG, LLP  ■ATTORNEYS AT LAW  ■WWW.GTLAW.COM
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Mr. Chad Eskildsen, U.S. Securities and Exchange Commission
November 20, 2015

_____________________

that Division’s review of the Registrant’s Annual Report and other filings or in response to staff comments on such filings.

Questions concerning these materials may be directed to the undersigned at (312) 476-5121 or by email at cutshallr@gtlaw.com, or to my colleague Arthur Don at (312) 456-8438 or by email at dona@gtlaw.com.

Best regards,

/s/ Richard M. Cutshall

Richard M. Cutshall
Shareholder

cc:           John G. Davis
Ty M. Baird
Arthur Don

GREENBERG TRAURIG, LLP  ■ATTORNEYS AT LAW  ■WWW.GTLAW.COM
CHI 66422626